[LETTERHEAD]
                                                             Trading Symbol: VGZ
                                            Toronto and American Stock Exchanges

________________________________________________________________NEWS  _________

                     VISTA GOLD UPDATE ON BRIMSTONE RESERVES

DENVER, COLORADO, JUNE 19, 2000 - Vista Gold is pleased to announce that it has received a report on the resources and reserves of the Brimstone deposit at Hycroft from Mineral Resources Development, Inc. ("MRDI"). MRDI was retained to re-estimate the currently defined gold resources in the Brimstone deposit and to audit the mineable reserves calculated by the Corporation based on the MRDI resource model. As part of the resource estimation, MRDI completed an audit of the sample database, determined sample adjustment factors for sample bias and completed a reinterpretation of the geologic domains controlling the gold mineralization. MRDI's estimate of the Brimstone resources is summarized in the table below.

------------------------------ -------------------- ----------------- --------------------- ------------------------
                                                       GOLD GRADE          CONTAINED               CONTAINED
          RESOURCES                   TONS               (OPT)             GOLD (OZ)              SILVER (OZ)
------------------------------ -------------------- ----------------- --------------------- ------------------------
Measured & Indicated               41,865,000            0.0196             819,000                6,967,000
------------------------------ -------------------- ----------------- --------------------- ------------------------
Inferred                           14,108,000            0.0152             213,000                2,407,000
------------------------------ -------------------- ----------------- --------------------- ------------------------
TOTAL                              55,973,000            0.0184            1,032,000               9,374,000
------------------------------ -------------------- ----------------- --------------------- ------------------------

MRDI also audited the work performed by Vista Gold to estimate the mineable reserves and resources contained within the MRDI resource model. As part of the audit, MRDI examined and evaluated the assumptions pertaining to pit design, metallurgy and all economic parameters. Vista designed two pits to develop the mineral resources. The smaller pit was designed to exploit only measured and indicated resources and therefore, by definition, contains the proven and probable reserves. The second, larger pit, which includes the smaller pit, was designed to develop also the inferred resources. This pit design therefore includes the proven and probable reserves and those mineral resources that can be mined for a profit. The results for both pits are tabulated below. MRDI expressed the opinion that these estimates of proven and probable reserves and mineral resources are reasonable and were estimated in accordance with industry standards.



-------------------------------------------------------------------------------------------------------------------
               PROVEN AND PROBABLE RESERVES AND MINERAL RESOURCES
                      ESTIMATED @$300 PER OUNCE GOLD PRICE
-------------------------------------------------------------------------------------------------------------------
                                                       ORE TONS    GOLD GRADE                   WASTE
 PIT DESIGN                                            (000'S)        (OPT)         GOLD       (000'S)     STRIP
                                                         TONS                      OUNCES        TONS      RATIO
-------------- ------------------------------------- ------------- ------------ ------------- ----------- ---------
  Small Pit    Proven & Probable Reserves               23,791       0.0204       486,288
               Inferred Resources                       2,349        0.0177        41,535
-------------- ------------------------------------- ------------- ------------ ------------- ----------- ---------
               Total                                    26,140       0.0202       527,823       33,304      1.24
-------------- ------------------------------------- ------------- ------------ ------------- ----------- ---------
               Proven & Probable Reserves               23,791       0.0204       486,288
  Large Pit    Measured & Indicated Resources           3,214        0.0179        57,516
               Inferred Resources                       4,368        0.0178        77,918
-------------- ------------------------------------- ------------- ------------ ------------- ----------- ---------
               Total                                    31,373       0.0198       621,722       38,967      1.24
-------------- ------------------------------------- ------------- ------------ ------------- ----------- ---------


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Vista has completed a feasibility-level financial analysis of the incremental benefit of restarting the run-of-mine heap-leaching operation at Hycroft based on the larger pit. The metallurgical recovery, production schedule, and operating and capital costs were developed from Hycroft's operating results at Brimstone and were reviewed by MRDI. The analysis showed that the project would produce approximately 350,000 ounces over a 7-year period, at an average cash cost of $204 per ounce of gold (including royalties). The capital cost would be $4.9 million ($15 per ounce) with a pre-production stripping cost of $4.7 million and a working capital requirement of $2.3 million. The after-tax internal rate of return at a $300 per ounce spot gold price is estimated to be 34 percent.

In addition to the defined mineral resources in the Brimstone pit, the Corporation's exploration and review work has identified eight areas that are either drilled or partially drilled, which it estimates would yield an additional 14.9 million tons at 0.017 ounces per ton gold, containing 250,000 ounces of mineral resources with additional drilling. The Corporation has also identified a significant geochemical anomaly in an area that was previously thought to contain no mineralization to the east of the Brimstone pit. This area, which is approximately 2,200 feet long by 700 feet wide is about half the length of the original Brimstone deposit and is in an area immediately east of what was thought to be a bounding geologic fault. This anomaly is significantly stronger than any other area on the Hycroft property and could be indicative of higher-grade mineralization. The same geochemical program also points to other areas previously unexplored, which may contain more oxide mineralization. Geologic maps showing the location of this new discovery and exploration potential of Hycroft will be made available on the Corporation's website at www.vistagold.com.

The Corporation remains focused on examining alternatives to finance the restart of operations at Hycroft and to fund follow-up exploration at the mine. At the Annual General Meeting held on May 19, 2000, Mr. William Calhoun, Director, resigned. The management and board wishes to express their thanks to Bill for his past contributions. Mr. Calhoun has been replaced by Mr. Ronald J. (Jock) McGregor, Vice President of Operations and Development of the Corporation, who was elected by the shareholders at the same meeting.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development properties in Bolivia and exploration projects in North and South America.

                                       ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450.